NATIVE AMERICAN ENERGY GROUP, INC.

Certificate of Amendment

to

Certificate of Designations

Series A Convertible Preferred Stock

(Pursuant to Section 151 of the

General Corporation Law of the State of Delaware)

The undersigned, Joseph G. D’Arrigo, President and Chief Executive Officer of Native American Energy Group, Inc., a Delaware corporation (hereinafter called the “Corporation”), DOES HEREBY CERTIFY that:

FIRST: As of May 8, 2012, the Board of Directors of the Corporation has duly adopted resolutions approving the filing of the Amendment with the Delaware Secretary of State and changing certain provisions of such Certificate of Designation as follows:

RESOLVED, that the Certificate of Designations of Series A Convertible Preferred Stock of Native American Energy Group, Inc. (f/k/a Flight Management International, Inc.) be amended effective immediately by adding the following at the end of Section I:

The Series A Preferred Stock will rank, with respect to rights on Liquidation (as defined below), (a) senior to each other class of capital stock or series of preferred stock established after the date of this Certificate of Designations that does not expressly provide that it ranks senior to or on parity with the Series A Preferred Stock as to rights on Liquidation (collectively referred to as “Junior Securities”), (b) on a parity with the common stock, par value $0.001 per share, of the Corporation (the “Common Stock”), and each other class of capital stock or series of preferred stock established after the date of this Certificate of Designations that expressly provides that such series will rank on a parity with the Series A Preferred as to rights on Liquidation (collectively referred to as “Parity Securities”) and (c) junior to the Series B Callable Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”), and each other class of capital stock or series of preferred stock established after the date of this Certificate of Designations that expressly provides that such series will rank senior to the Series B Preferred as to rights on Liquidation (collectively referred to as “Senior Securities”).

“Liquidation” means the occurrence of any one of the following events: (A) any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary (other than a liquidation, dissolution or winding up effected for the purpose of reincorporating the Corporation in another jurisdiction wherein the rights of the Series B Preferred are not adversely affected) or (B) at the election of the holders of a majority of the shares of Series B Preferred then outstanding, (i) the sale, transfer or other disposition of all or substantially all of the assets of the Corporation (other than a transfer by pledge or mortgage to a bona fide lender) or (ii) the merger or consolidation of the Corporation with or into any other entity, or the consummation of any other transaction or series of related transactions by the stockholders of the Corporation, that results in the stockholders of the Corporation immediately prior to such merger, consolidation, transaction or series of related transactions owning less than a majority of the voting securities of the Corporation (or the surviving entity in any such merger or consolidation) immediately following such merger, consolidation, transaction or series of related transactions.

RESOLVED FURTHER, that the Certificate of Designations of Series A Convertible Preferred Stock of Native American Energy Group, Inc. (f/k/a Flight Management International, Inc.) be amended effective immediately by deleting Section II thereof and inserting the following Section II in its place, so that, as amended, said Section shall be and be read as follows:

II.

DIVIDENDS

The holders of the Series A Preferred Stock No shall be entitled to receive out of any fund or assets legally available therefore, when and if declared by the Board of Directors, dividends, on a basis, at the rate or in the amounts a the Board of Directors considers appropriate; provided, however, that no dividend on the Series A Preferred Stock will be declared by the Corporation or paid or set apart for payment by the Corporation at such time as the terms and provisions of Senior Securities or any agreement of the Corporation, including any agreement relating to its indebtedness, prohibit such declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration, payment or setting aside of funds is restricted or prohibited under the DGCL or other applicable law.

The Corporation shall make no Distribution to the holders of Junior Securities except as permitted by this Section. “Distribution” in this Section means the transfer of cash or property without consideration, whether by payment of a dividend or otherwise (except a dividend in shares of the Corporation), or the purchase or redemption of shares of the Corporation for cash or property. The Corporation shall make no Distributions to the holders of the Junior Securities (other than pursuant to any equity incentive agreements with service providers giving the Corporation the right to repurchase shares upon the termination of services or other agreements providing for a right of repurchase by the Corporation as approved by of the Board of Directors) without the approval of the holders of a majority of the then outstanding shares of Series A Preferred.

SECOND: As of May 8, 2012, the aforesaid amendments were duly adopted by unanimous written consent of the holders of the Series A Convertible Preferred Stock on accordance with the applicable provisions of Section 228 of the General Corporate Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer on this 8th day of May, 2012.

/s/ Joseph G. D’Arrigo
Joseph G. D’Arrigo
Native American Energy Group, Inc.

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